

10032498



RECEIVED
NOV 22 2010
211

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PATH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1533 ROCKY POINT ROAD
(No. and Street)

MIDDLE ISLAND	NY	11953
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM DAVIS (631) 849-2667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 12/08

OATH OR AFFIRMATION

I, WILLIAM DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL PATH SECURITIES, LLC, as of SEPTEMBER 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER A. DAVIS
Notary Public, State of New York
No. 01DA6056870
Qualified in Suffolk County
Commission Expires May 6, 2011

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PATH SECURITIES, LLC

FINANCIAL STATEMENT

SEPTEMBER 30, 2010

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Member of
Capital Path Securities, LLC
Rocky Point, NY

I have audited the accompanying statement of financial condition of Capital Path Securities, LLC as of September 30, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Capital Path Securities, LLC as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
November 19, 2010

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS

Cash and cash equivalents	$ 23,260
Receivables from broker/dealers	136,305
Deposit with clearing organization	20,007
Marketable securities, at fair value	197,063
Office equipment, at cost, less accumulated depreciation of $6,200	13,451
Prepaid expenses and other assets	4,643
	$ 394,729

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 3,700
Commissions payable	10,136
Securities sold, not yet purchased	6,250
Bank loan payable	60,788
	80,874
Member's equity	313,855
	$ 394,729

The accompanying notes are an integral part of these financial statements.

CAPITAL PATH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was organized on August 7, 2000 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. Related commission revenue and expenses are recorded on a trade date basis. As a Limited Liability Company the member's liability is limited to their investment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the member is not liable for the debts of the Company.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years.

Management's Review for Subsequent Events
Management had evaluated subsequent events through November 19, 2010, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $256,770 at September 30, 2010, which exceeded required net capital of $100,000 by $156,770. The ratio of aggregate indebtedness to net capital at September 30, 2010 was 29.1%.

NOTE 3- INCOME TAXES

The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. All income or losses will be reported on the member's income tax returns.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's sole member and officer have provided office space to the Company during the year ended September 30, 2010 at no charge.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6- LEASE COMMITMENT

The Company is committed to an operating lease for its office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next year is as follows:

2010	$ 945
Total	$ 945

CAPITAL PATH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2010

NOTE 7- FORMER CLEARING FIRM

During May, 2008 a former clearing broker/dealer of the Company received protection afforded by the Securities Investor Protection Act of 1970 (SIPA), and liquidation procedures were initiated by a trustee appointed by a United States District Court on behalf of the customers of the former clearing broker/dealer. At September 30, 2010 the Company was owed cash of $14,000 by this former clearing broker/dealer that was determined by management to be uncollectible and written of as bad debt during the year.

NOTE 8- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$197,063	$6,250

NOTE 9- BANK LOANS

Customer loans of $60,788 are collateralized by $179,925 of customers' margin account securities.

CAPITAL PATH SECURITIES, LLC

SUPPLEMENTARY SCHEDULE

FOR THE YEAR ENDED SEPTEMBER 30, 2010

CAPITAL PATH SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2010

Total ownership equity from statement of financial condition	$	313,855
Total nonallowable assets from statement of financial condition		(23,805)
Net capital before haircuts on securities positions		290,050
Haircuts on securities		(33,280)
Net capital	$	256,770
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	74,624
Total aggregate indebtedness	$	74,624
Percentage of aggregate indebtedness to net capital		29.1%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	4,975
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	156,770
Excess net capital at 1000%	$	249,308

There were no material differences between the audited and unaudited computation of net capital.